
04021703

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Ameren Corporation	0001002910
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U-1 (Exhibit D-5)	File No. 70-10220
Electronic Report, Schedule or Registration	SEC File Number, if available



Statement of Which the Documents Are A Part (give period of report)

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
APR 02 2004
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2004.

(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on April 1, 2004, that the information set forth in this statement is true and complete.

By ....
Andrew F. MacDonald

Counsel for Ameren Corporation

DC #165159 v1



IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

Exhibit D-5

FCC 603	FCC Wireless Telecommunications Bureau Application for Assignments of Authorization and Transfers of Control	Approved by OMB 3060 - 0800 See instructions for public burden estimate Submitted 03/29/2004 at 01:01PM File Number: **0001674635**

1) Application Purpose: **Transfer of Control**	
2a) If this request is for an Amendment or Withdrawal, enter the File Number of the pending application currently on file with the FCC.	File Number:
2b) File numbers of related pending applications currently on file with the FCC:	

Type of Transaction

3a) Is this a *pro forma* assignment of authorization or transfer of control? **No**
3b) If the answer to Item 3a is 'Yes', is this a notification of a *pro forma* transaction being filed under the Commission's forbearance procedures for telecommunications licenses?
4) For assignment of authorization only, is this a partition and/or disaggregation?
5a) Does this filing request a waiver of the Commission rules? If 'Yes', attach an exhibit providing the rule numbers and explaining circumstances. **No**
5b) If a feeable waiver request is attached, multiply the number of stations (call signs) times the number of rule sections and enter the result.
6) Are attachments being filed with this application? **Yes**
7a) Does the transaction that is the subject of this application also involve transfer or assignment of other wireless licenses held by the assignor/transferor or affiliates of the assignor/transferor(e.g., parents, subsidiaries, or commonly controlled entities) that are not included on this form and for which Commission approval is required? **No**
7b) Does the transaction that is the subject of this application also involve transfer or assignment of non-wireless licenses that are not included on this form and for which Commission approval is required? **No**

Transaction Information

8) How will assignment of authorization or transfer of control be accomplished? **Sale or other assignment or transfer of stock** If required by applicable rule, attach as an exhibit a statement on how control is to be assigned or transferred, along with copies of any pertinent contracts, agreements, instruments, certified copies of Court Orders, etc.
9) The assignment of authorization or transfer of control of license is: **Voluntary**

Licensee/Assignor Information

10) FCC Registration Number (FRN): **0002813491**			
11) First Name (if individual):	MI:	Last Name:	Suffix:
12) Entity Name (if not an individual): **Illinois Power Company**			
13) Attention To: **Supervisor, Technology K25**			
14) P.O. Box:	And / Or	15) Street Address: **500 South 27th Street**	
16) City: **Decatur**		17) State: **IL**	18) Zip Code: **62525**
19) Telephone Number: **(217)424-6730**		20) FAX Number:	
21) E-Mail Address:			

22) Race, Ethnicity, Gender of Assignor/Licensee (Optional)

Race:	American Indian or Alaska Native:	Asian:	Black or African-American:	Native Hawaiian or Other Pacific Islander:	White:
Ethnicity:	Hispanic or Latino:	Not Hispanic or Latino:			

Gender:	Female:	Male:

Transferor Information (for transfers of control only)

23) FCC Registration Number (FRN): **0006192520**			
24) First Name (if individual):	MI:	Last Name:	Suffix:
25) Entity Name (if not an individual): **Dynegy Inc.**			
26) P.O. Box:	And / Or	27) Street Address: **1001 Louisiana Street, Suite 5800**	
28) City: **Houston**		29) State: **TX**	30) Zip Code: **77002**
31) Telephone Number: **(713)507-6400**		32) FAX Number: **(713)356-2031**	
33) E-Mail Address:			

Name of Transferor Contact Representative (if other than Transferor) (for transfers of control only)

34) First Name: **Wayne**	MI: **V**	Last Name: **Black**	Suffix: **Esq**
35) Company Name: **Keller and Heckman LLP**			
36) P.O. Box:	And / Or	37) Street Address: **1001 G Street, NW, Suite 500 West**	
38) City: **Washington**		39) State: **DC**	40) Zip Code: **20001**
41) Telephone Number: **(202)434-4130**		42) FAX Number: **(202)434-4646**	
43) E-Mail Address: **buckley@khlaw.com**			

Assignee/Transferee Information

44) The Assignee is a(n): **Corporation**			
45) FCC Registration Number (FRN): **0010337954**			
46) First Name (if individual):	MI:	Last Name:	Suffix:
47) Entity Name (if other than individual): **Ameren Corporation**			
48) Name of Real Party in Interest:			49) TIN:
50) Attention To: **Fcc License Corrdinator**			
51) P.O. Box: **P.O.Box 66129 MC-620**	And / Or	52) Street Address: **1901 Chouteau Avenue**	
53) City: **St. Louis**		54) State: **MO**	55) Zip Code: **63166-6149**
56) Telephone Number: **(314)554-2302**		57) FAX Number: **(314)554-4242**	
58) E-Mail Address: **fcc_coordinator@ameren.com**			

Name of Assignee/Transferee Contact Representative (if other than Assignee/Transferee)

59) First Name: **Raymond**	MI: **A**	Last Name: **Kowalski**	Suffix:
60) Company Name: **Trouman Sanders LLP**			
61) P.O. Box:	And / Or	62) Street Address: **401 9th Street, N.W., Suite 1000**	
63) City: **Washington**		64) State: **DC**	65) Zip Code: **20004-2134**
66) Telephone Number: **(202)274-2927**		67) FAX Number: **(202)654-5677**	
68) E-Mail Address: **raymond.kowalski@troutmansanders.com**			

Alien Ownership Questions

69) Is the Assignee or Transferee a foreign government or the representative of any foreign government?	No
70) Is the Assignee or Transferee an alien or the representative of an alien?	No
71) Is the Assignee or Transferee a corporation organized under the laws of any foreign government?	No
72) Is the Assignee or Transferee a corporation of which more than one-fifth of the capital stock is owned of record or voted by aliens or their representatives or by a foreign government or representative thereof or by any corporation organized under the laws of a foreign country?	No
73) Is the Assignee or Transferee directly or indirectly controlled by any other corporation of which more than one-fourth of the capital stock is owned of record or voted by aliens, their representatives, or by a foreign government or representative thereof, or by any corporation organized under the laws of a foreign country? If 'Yes', attach exhibit explaining nature and extent of alien or foreign ownership or control.	No

Basic Qualification Questions

74) Has the Assignee or Transferee or any party to this application had any FCC station authorization, license or construction permit revoked or had any application for an initial, modification or renewal of FCC station authorization, license, construction permit denied by the Commission? If 'Yes', attach exhibit explaining circumstances.	No
75) Has the Assignee or Transferee or any party to this application, or any party directly or indirectly controlling the Assignee or Transferee, or any party to this application ever been convicted of a felony by any state or federal court? If 'Yes', attach exhibit explaining circumstances.	No
76) Has any court finally adjudged the Assignee or Transferee, or any party directly or indirectly controlling the Assignee or Transferee guilty of unlawfully monopolizing or attempting unlawfully to monopolize radio communication, directly or indirectly, through control of manufacture or sale of radio apparatus, exclusive traffic arrangement, or any other means or unfair methods of competition? If 'Yes', attach exhibit explaining circumstances.	No
77) Is the Assignee or Transferee, or any party directly or indirectly controlling the Assignee or Transferee currently a party in any pending matter referred to in the preceding two items? If 'Yes', attach exhibit explaining circumstances.	No

78) Race, Ethnicity, Gender of Assignee/Transferee (Optional)

Race:	American Indian or Alaska Native:	Asian:	Black or African-American:	Native Hawaiian or Other Pacific Islander:	White:
Ethnicity:	Hispanic or Latino:	Not Hispanic or Latino:			
Gender:	Female:	Male:			

Assignor/Transferor Certification Statements

1) The Assignor or Transferor certifies either (1) that the authorization will not be assigned or that control of the license will not be transferred until the consent of the Federal Communications Commission has been given, or (2) that prior Commission consent is not required because the transaction is subject to streamlined notification procedures for *pro forma* assignments and transfers by telecommunications carriers. See *Memorandum Opinion and Order*, 13 FCC Rcd. 6293(1998).			
2) The Assignor or Transferor certifies that all statements made in this application and in the exhibits, attachments, or in documents incorporated by reference are material, are part of this application, and are true, complete, correct, and made in good faith.			
79) Typed or Printed Name of Party Authorized to Sign			
First Name: **Roger**	MI: **B**	Last Name: **Young**	Suffix:
80) Title: **Exec. VP, Administration and Technology**			
Signature: **Roger B Young**	81) Date: **03/29/04**		

Assignee/Transferee Certification Statements

1) The Assignee or Transferee certifies either (1) that the authorization will not be assigned or that control of the license will not be transferred until the consent of the Federal Communications Commission has been given, or (2) that prior Commission consent is not required because the transaction is subject to streamlined notification procedures for *pro forma* assignments and transfers by telecommunications carriers *See Memorandum Opinion and Order,* 13 FCC Rcd. 6293 (1998).
2) The Assignee or Transferee waives any claim to the use of any particular frequency or of the electromagnetic spectrum as against the regulatory power of the United States because of the previous use of the same, whether by license or otherwise, and requests an authorization in accordance with this application.
3) The Assignee or Transferee certifies that grant of this application would not cause the Assignee or Transferee to be in violation of any pertinent cross-ownership, attribution, or spectrum cap rule.* *If the applicant has sought a waiver of any such rule in connection with this application, it may make this certification subject to the outcome of the waiver request.
4) The Assignee or Transferee agrees to assume all obligations and abide by all conditions imposed on the Assignor or Transferor under the subject authorization(s), unless the Federal Communications Commission pursuant to a request made herein otherwise allows, except for liability for any act done by, or any right accured by, or any suit or proceeding had or commenced against the Assignor or Transferor prior to this assignment.
5) The Assignee or Transferee certifies that all statements made in this application and in the exhibits, attachments, or in documents incorporated by reference are material, are part of this application, and are true, complete, correct, and made in good faith.
6) The Assignee or Transferee certifies that neither it nor any other party to the application is subject to a denial of Federal benefits pursuant to Section 5301 of the Anti-Drug Abuse Act of 1998, 21 U.S.C § 862, because of a conviction for possession or distribution of a controlled substance. See Section 1.2002(b) of the rules, 47 CFR § 1.2002(b), for the definition of "party to the application" as used in this certification.
7) The applicant certifies that it either (1) has an updated Form 602 on file with the Commission, (2) is filing an updated Form 602 simultaneously with this application, or (3) is not required to file Form 602 under the Commission's rules.

82) Typed or Printed Name of Party Authorized to Sign

First Name: **Jerre**	MI: **E**	Last Name: **Birdsong**	Suffix:
83) Title: **Vice-President and Treasurer - Ameren Co**			

Signature: Jerre E Birdsong	84) Date: 03/29/04

WILLFUL FALSE STATEMENTS MADE ON THIS FORM OR ANY ATTACHMENTS ARE PUNISHABLE BY FINE AND/OR IMPRISONMENT (U.S. Code, Title 18, Section 1001) AND/OR REVOCATION OF ANY STATION LICENSE OR CONSTRUCTION PERMIT (U.S. Code, Title 47, Section 312(a)(1)), AND/OR FORFEITURE (U.S. Code, Title 47, Section 503).

Authorizations To Be Assigned or Transferred

85) Call Sign	86) Radio Service	87) Location Number	88) Path Number (Microwave only)	89) Frequency Number	90) Lower or Center Frequency (MHz)	91) Upper Frequency (MHz)	92) Constructed Yes / No	93) Assigment Indicator
WPDB586	GO						Yes	
KA4317	IG						Yes	
KBJ68	IG						Yes	
KRJ621	IG						Yes	
KSA823	IG						Yes	
KSC235	IG						Yes	
WNPW436	IG						Yes	
KSE59	MG						Yes	
KSE60	MG						Yes	
KSE63	MG						Yes	
WNTW405	MG						Yes	
WNTW406	MG						Yes	
WNTW407	MG						Yes	
WNTW408	MG						Yes	
WNTW409	MG						Yes	
WNTW410	MG						Yes	
WNTW411	MG						Yes	
WNTW412	MG						Yes	
WNTW413	MG						Yes	
WNTW414	MG						Yes	
WNTW415	MG						Yes	
WNTW416	MG						Yes	
WNTW417	MG						Yes	
WNTW418	MG						Yes	
WNTW419	MG						Yes	
WNTW420	MG						Yes	
WNTW421	MG						Yes	
WNTW422	MG						Yes	
WQV51	MG						Yes	
WNMO496	YO						Yes	
WPAR499	YO						Yes	
WPAR503	YO						Yes	
WPAR507	YO						Yes	
WPIG265	YO						Yes	

Assignments of Authorization

1) Assignee Eligibility for Installment Payments (for assignments of authorization only)

Is the Assignee claiming the same category or a smaller category of eligibility for installment payments as the Assignor (as determined by the applicable rules governing the licenses issued to the Assignor)?

Is the Assignee claiming the same category or a smaller category of eligibility for installment payments as the Assignor (as determined by the applicable rules governing the licenses issued to the Assignor)?
If 'Yes', is the Assignee applying for installment payments?

2) Gross Revenues and Total Assets Information (if required) (for assignments of authorization only)

Refer to applicable auction rules for method to determine required gross revenues and total assets information

Year 1 Gross Revenues (current)	Year 2 Gross Revenues	Year 3 Gross Revenues	Total Assets:

3) Certification Statements

For Assignees Claiming Eligibility as an Entrepreneur Under the General Rule

Assignee certifies that they are eligible to obtain the licenses for which they apply.

For Assignees Claiming Eligibility as a Publicly Traded Corporation

Assignee certifies that they are eligible to obtain the licenses for which they apply and that they comply with the definition of a Publicly Traded Corporation, as set out in the applicable FCC rules.

For Assignees Claiming Eligibility Using a Control Group Structure

Assignee certifies that they are eligible to obtain the licenses for which they apply.
Assignee certifies that the applicant's sole control group member is a pre-existing entity, if applicable.

For Assignees Claiming Eligibility as a Very Small Business, Very Small Business Consortium, Small Business, or as a Small Business Consortium

Assignee certifies that they are eligible to obtain the licenses for which they apply.
Assignee certifies that the applicant's sole control group member is a pre-existing entity, if applicable.

For Assignees Claiming Eligibility as a Rural Telephone Company

Assignee certifies that they meet the definition of a Rural Telephone Company as set out in the applicable FCC rules, and must disclose all parties to agreement(s) to partition licenses won in this auction. See applicable FCC rules.

Transfers of Control

4) Licensee Eligibility (for transfers of control only)

As a result of transfer of control, must the licensee now claim a larger or higher category of eligibility than was originally declared?	No
If 'Yes', the new category of eligibility of the licensee is:	

Certification Statement for Transferees

Transferee certifies that the answers provided in Item 4 are true and correct.

Attachment List

Attachment Type	Date	Description	Contents
Other	03/29/04	Exhibit A	0179193444463711559051494.pdf
Other	03/29/04	Exhibit B: MG/MAS Certification Statement	0179193454463711559051494.pdf

Exhibit A

This application seeks the Commission's consent to a substantive transfer of control of Illinois Power Company ("Illinois Power"), the licensee for the various radio facilities identified herein.

On February 2, 2004, Ameren Corporation ("Ameren"), Dynegy Inc. ("Dynegy"), and Illinova Corporation[1] entered into a definitive Stock Purchase Agreement ("Stock Purchase Agreement") pursuant to which Ameren will acquire, directly or through an affiliate, all of the outstanding common shares of Illinois Power, a wholly-owned subsidiary of Dynegy. The foregoing transaction will result in a substantive transfer of control of Illinois Power, an FCC license holder, to Ameren. At the closing of the transaction, Illinois Power will become a wholly-owned subsidiary of Ameren, and Illinois Power will do business as AmerenIP.

Illinois Power currently holds thirty-four (34) active FCC licenses. In connection with the foregoing transaction, Illinois Power will transfer control over *all* of its FCC licenses and related equipment to Ameren.

[1] Illinova Corporation is a wholly-owned subsidiary of Dynegy. Illinova Corporation has agreed to sell to Ameren 100% of the outstanding common shares and 73% of the preferred shares of Illinois Power.

Exhibit B
MG/MAS Certification Statement

As set forth in Exhibit A, Ameren is a utility that is acquiring the Illinois Power Company, another utility, and will continue to use the subject FCC licenses for the purpose of operating the utility. Accordingly, Ameren hereby certifies in accordance with Sections 101.1309(a) and 101.1305 of the Rules that the MG/MAS stations will be used for internal business purposes and not on a for-hire or for profit basis. The parties respectfully submit that the grant of the application will serve the public interest and request that the transfer of control be approved.